Balance Sheet
Dunamis Charge, Inc
As of December 31, 2023

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
CU1 X0072	1,025.00
Petty Cash	1,250.00
PNC 2826	1,784.93
Total for Bank Accounts	**$4,059.93**
Accounts Receivable	
Other Current Assets	
Prepaid Expenses	41,990.00
Total for Other Current Assets	**$41,990.00**
Total for Current Assets	**$46,049.93**
Fixed Assets	
Leasehold Improvements	41,000.00
Machinery & Equipment	474,247.68
Accumulated Depreciation- Machinery & Equipment	-3,600.00
Total for Machinery & Equipment	**$470,647.68**
Office Equipment.	2,037.65
Transportation Equipment	22,782.00
Total for Fixed Assets	**$536,467.33**
Other Assets	
Total for Assets	**$582,517.26**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	631,110.96
Total for Accounts Payable	**$631,110.96**
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**$631,110.96**
Long-term Liabilities	
Loan Bennie Fowler	0.00
Loan Payable-Dunamis Clean Energy Partners	4,772,059.31
Total for Long-term Liabilities	**$4,772,059.31**
Total for Liabilities	**$5,403,170.27**
Equity	
Opening Balance Equity	25.00

Shareholder Contribution	25,149.00
Shareholder Distribution	-25,000.00
Retained Earnings	-1,069,299.87
Net Income	-3,751,527.14
Total for Equity	**-$4,820,653.01**
Total for Liabilities and Equity	**$582,517.26**

Accrual Basis Tuesday, October 07, 2025 01:09 PM GMTZ